UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Wafergen Bio-systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

93041P100

(CUSIP Number)

March 11, 2010

 (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 93041P100	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Mark N. Tompkins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,347,514 (1)
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 2,347,514 (1)
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,514 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12.	TYPE OF REPORTING PERSON IN

(1)
As of the date of the event for which this Report is filed (March 11, 2010) and as of April 22, 2011, the date as of which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010, includes warrants to purchase 288,888 shares of common stock of the Issuer.

(2)
Based on 33,539,857 shares of common stock of the Issuer outstanding on March 11, 2010, the date of the event for which this Report is filed.  Based on 41,350,201 shares outstanding on April 22, 2011, the date for which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010, the percentage of the class represented in Row 9 above is 5.7%.

Cusip No. 93041P100	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Laffin Ventures Corporation (3)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (4)
12.	TYPE OF REPORTING PERSON CO

(3)
Laffin Ventures Corporation (“Laffin”), formerly wholly owned by Mark N. Tompkins and the beneficial holder of shares of Issuer’s common stock, was dissolved on July 31, 2009 and the shares of Issuer’s common stock held by Laffin were distributed to and are reported herein as owned directly by Mr. Tompkins.

Cusip No. 93041P100	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Wafergen Bio-systems, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7400 Paseo Padre Parkway, Fremont, CA 94538

Item 2(a).	Name of Person Filing: Mark N. Tompkins
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, NY 10022
Item 2(c).	Citizenship: Canadian
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 93041P100

Item 2(a).	Name of Person Filing: Laffin Ventures Corporation (Dissolved July 31, 2009)
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, NY 10022
Item 2(c).	Citizenship: Florida
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 93041P100

Mr. Tompkins owned all of the capital stock of Laffin Ventures Corporation prior to its dissolution.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Cusip No. 93041P100	13G	Page 5 of 7 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 2,347,514 (1)(2)

(b)	Percent of Class: 7.0% (1)(2)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Page.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒. (3)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

(1)
As of the date of the event for which this Report is filed (March 11, 2010) and as of April 22, 2011, the date as of which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010, includes warrants to purchase 288,888 shares of common stock of the Issuer.

(2)
Based on 33,539,857 shares of common stock of the Issuer outstanding on March 11, 2010, the date of the event for which this Report is filed.  Based on 41,350,201 shares outstanding on April 22, 2011, the date for which share ownership is reported in the Issuer’s 10-K for the year ended December 31, 2010, the percentage of the class represented in Row 9 above is 5.7%.

(3)
Laffin Ventures Corporation (“Laffin”), formerly wholly owned by Mark N. Tompkins and the beneficial holder of shares of Issuer’s common stock, was dissolved on July 31, 2009 and the shares of Issuer’s common stock held by Laffin were distributed to and are reported herein as owned directly by Mr. Tompkins.

Cusip No. 93041P100	13G	Page 6 of 7 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2011

/s/ Mark N. Tompkins
Mark N. Tompkins

Laffin Ventures Corporation (Dissolved)
By: Mark N. Tompkins

/s/ Mark N. Tompkins

Cusip No. 93041P100	13G	Page 7 of 7 Pages

EXHIBIT 1
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G/A

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) (iii). Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) (iii) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G/A.

Dated: May 3, 2011

/s/ Mark N. Tompkins
Mark N. Tompkins

Laffin Ventures Corporation (Dissolved)
By: Mark N. Tompkins

/s/ Mark N. Tompkins